Exhibit 12.1

Celanese Corporation and Subsidiaries
Statement of Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2015	2014	2013	2012	2011
	(In $ millions, except ratios)
Earnings:
Pre-tax income from continuing operations before adjustment for noncontrolling interest	488	941	1,609	321	467
Subtract
Equity in net earnings of affiliates	(181)	(246)	(180)	(242)	(192)
Add
Net (earnings) loss attributable to non-controlling interests	19	4	—	—	—
Income distributions from equity investments	176	148	141	262	205
Amortization of capitalized interest	5	3	3	2	2
Total fixed charges	185	217	234	247	283
Total earnings as defined before fixed charges	692	1,067	1,807	590	765
Fixed charges:
Interest expense	119	147	172	185	221
Capitalized interest	15	16	9	7	4
Estimated interest portion of rent expense	51	54	53	55	58
Cumulative preferred stock dividends	—	—	—	—	—
Guaranteed payment to minority shareholders	—	—	—	—	—
Total fixed charges	185	217	234	247	283
Ratio of earnings to fixed charges	3.7x	4.9x	7.7x	2.4x	2.7x